August 26, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Re:	Rand Logistics, Inc.
Revised Preliminary Proxy Statement filed by JWEST, LLC
Filed August 20, 2014
File No. 001-33345

Dear Ms. Chalk:

JWEST, LLC (the “Company” or “JWEST”) submits in electronic form for filing the accompanying Amendment No. 2 to its Preliminary Proxy Statement reflecting changes from Amendment No. 1 as filed with the Securities and Exchange Commission (the “Commission) on August 20, 2014. Set forth below is the Company’s response to the comments with respect to the Preliminary Proxy Statement contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Commission, dated August 25, 2014 (the “Comment Letter”), commenting on the Company’s revised Preliminary Proxy Statement related to Rand Logistics, Inc.

For your convenience, we have repeated the comment of the Staff in bold face type as set forth in the Comment Letter. The Company’s response is provided below the comment.

Preliminary Proxy Statement

Solicitation of Proxies; Participants in the Solicitation, page 10

1.	We note your response to prior comment 2. Please identify Matt Dodson, Brian Fishback, and Jeremy Huser as participants in the proxy solicitation or tell us why they are not participants. See Instruction 3(a) of Schedule 14A.

Response: Matt Dodson, Brian Fishback, and Jeremy Huser are not participants in the proxy solicitation. Matt Dodson is a 10% owner of JWEST, LLC, and Brian Fishback and Jeremy Huser are employees of JWEST. These three individuals attended the July 21, 2014 meeting noted on page 3 as representatives of JWEST. They do not fall into any of the categories listed in Instruction 3(a) to Item 4 of Schedule 14A.

2.	Identify the “certain of its investment advisory clients, beneficial owners of shares of Common Stock of the Company” who you describe as participants in this proxy solicitation.

Securities and Exchange Commission

August 26, 2014

Response: The disclosure on page 11 states that “JWEST is a Registered Investment Advisor, and certain of its investment advisory clients are beneficial owners of shares of Common Stock of the Company.” JWEST has dispositive power over the shares held by its investment advisory clients, but the investment advisory clients are not described as participants in the proxy solicitation. The only participants in the solicitation are JWEST, LLC, Jonathan R. Evans, and Sean O’Connor, which is disclosed on page 11.

3.	Refer to comment 3 in our prior comment letter. We are unable to locate the requested additional background information about JWEST and its interest in this solicitation. Please revise or advise.

Response: Below is the location within Amendment No. 2 of each of the required disclosures about JWEST pursuant to Item 5(b)(1) of Schedule 14A:

i.	Name and business address – JWEST is disclosed as a participant on page 11. Its business address is disclosed on page 12.

ii.	Principal occupation or employment – JWEST is disclosed as being a Registered Investment Advisor on page 11.

iii.	Convictions in a criminal proceeding – JWEST has not been convicted in a criminal proceeding during the past 10 years. A negative answer to such effect is stated on page 12.

iv.	Beneficial ownership – JWEST’s beneficial ownership is disclosed on page 11-12.

v.	Ownership of record – JWEST’s ownership of record is disclosed on page 12.

vi.	Transactions within the past two years – JWEST’s transactions within the past two years are disclosed on Schedule I.

vii.	Funds borrowed for acquiring securities – There were no funds borrowed for the purpose of acquiring the securities. A negative answer to such effect is stated on page 12.

viii.	Description of contracts with respect to the securities – JWEST is not a party to any contracts, arrangements or understandings with respect to the securities. A negative answer to such effect is stated on page 12.

ix.	Beneficial ownership by associates – There is no person who meets the definition of “associate” (as defined in Rule 14a-1 of the Securities Exchange Act of 1934) for JWEST.

x.	Beneficial ownership of parent or subsidiary – JWEST does not own any securities in any parent or subsidiary of the registrant. A negative answer to such effect is stated on page 12.

Securities and Exchange Commission

August 26, 2014

xi.	Information required by Item 404(a) of Regulation S-K – JWEST has not been a party to any transaction to which the registrant or any of its subsidiaries was or is a party in which the amount involved exceeds $120,000. A negative answer to such effect is stated on page 12.

xii.	Employment arrangements – JWEST does not have any arrangement or understanding with any person with respect to any future employment by the registrant or with respect to any future transactions to which the registrant or any of its affiliates will or may be a party. A negative answer to such effect is stated on page 12.

Background to the Solicitation, page 3

4.	The Company’s proxy materials reference an August 11, 2014 telephone call between Mr. Evans and Mr. Lundin. Please summarize the discussions on this call or explain why you haven’t included it in the Background section of the proxy statement.

Response: In response to the Staff’s comment, the disclosure on page 3 has been revised to provide the requested disclosure.

Reasons for the Solicitation, page 4

5.	We note your response to prior comment 7. Please briefly describe any specific ideas, plans, or proposals of the nominees for enhancing stockholder value to address this perceived discrepancy or otherwise. Alternatively, clarify, if true, that the nominees’ specific ideas, plans, or proposals consist of the changes listed in JWEST’s June 16, 2014 letter and briefly explain how these actions will improve the Company’s performance and valuation.

Response: The nominees’ specific ideas, plans and proposals consist of the changes listed in JWEST’s June 16, 2014 letter. Additional disclosure has been added on page 4 to disclose how those actions will improve the Company’s performance and valuation.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 26, 2014

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (317) 819-6200.

Sincerely,

/s/ Jonathan R. Evans

Jonathan R. Evans

Chief Investment Officer

cc:	Leslie Drockton, Benesch Friedlander Coplan & Aronoff LLP
J. Nolan McWilliams, Securities and Exchange Commission